EXHIBIT 99.1

Farmmi, Inc. Announces Pricing of $3.0 Million Underwritten Public Offering

LISHUI, CHINA, JUNE 29, 2026 /PRNewswire/ -- Farmmi, Inc. (NASDAQ: FAMI) (the “Company”), an agriculture products supplier in China and a logistics and supply chain services provider in the United States, today announced the pricing of a firm commitment underwritten public offering with gross proceeds to the Company expected to be approximately $3.0 million, before deducting underwriting fees and other offering expenses payable by the Company.

The offering consists of the sale of 12,000,000 Class A ordinary shares (each, an “Ordinary Share”) and/or pre-funded warrants to purchase Ordinary Shares (each, a “Pre-Funded Warrant”). The public offering price per share is $0.25 (or $0.24999 for each Pre-Funded Warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until exercised in full.

Aggregate gross proceeds to the Company are expected to be approximately $3.0 million. The transaction is expected to close on or about June 30, 2026, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Solely to cover over-allotments, if any, the Company has granted Aegis Capital Corp. a 45-day option to purchase additional Ordinary Shares of up to 15.0% of the number of Ordinary Shares sold in the offering. The purchase price to be paid per additional Ordinary Share will be equal to the public offering price of one Ordinary Share, less the underwriting discount.

Aegis Capital Corp. is acting as the sole book-running manager for the offering. Kaufman & Canoles, P.C. is acting as U.S. counsel to the Company. Lucosky Brookman LLP is acting as U.S. counsel to Aegis Capital Corp.

The offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-280348) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on June 27, 2024. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

Interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Farmmi, Inc.

Established in 1998, Farmmi Inc. (Nasdaq: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products through the established distribution channels. The Company also provides logistics and supply chain services in the United States. For further information about the Company, please visit: https://www.farmmi.com.

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For more information, please contact:

Farmmi, Inc.

Investor Relations

Tel: +86-0578-82612876

ir@farmmi.com

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